November 7, 2008

R. Stan Puckett
Chairman of the Board and Chief Executive Officer
Green Bankshares, Inc.
100 North Main Street
P.O.Box 1120
Greeneville, TN 37743

> **Re:** **Green Bankshares, Inc.**
> **Schedule 14A**
> **Filed October 31, 2008**
> **File No. 000-14289**

Dear Mr. Puckett:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Rationale for Creating Blank Check Preferred Stock, page 4

1.   Disclose whether you have applied to participate in the Treasury Department's Capital Purchase Program and describe the status of your application.

2.   Please discuss how your participation in the Capital Purchase Program may:
  · impact the rights of your existing common shareholders;
  · dilute the interests of your existing common shareholders;
  · require you to expand your board of directors to accommodate Treasury Department appointments to it;
  · require you to register for resale securities you have issued to the Treasury Department; and

·   impact how you operate your company, for example, how the terms of
       participation will require you to restructure your executive compensation
       arrangements.

3.   Discuss any material effect on your liquidity, capital resources or results of
        operations if the proposal is approved and the Treasury Department denies your
        application.

4.   Disclose whether you will modify any plans or contracts to comply with limits on
        executive compensation established by Section 111 of the Emergency Economic
        Stabilization Act of 2008.

Financial Statements

5.   Item 13 of Schedule 14A requires you to include financial information in your
        proxy statement if you are seeking authorization to issue common or preferred
        stock under certain circumstances. We note that you have not included financial
        information in your proxy statement. Please explain to us why you believe
        financial statements are not material in connection with issuing the warrants to
        purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item
        13(a) of Schedule 14A.

6.   If you expect the proceeds of the sale of securities to the Treasury Department to
        have a material impact on your financial statements, you may provide a
        discussion of the pro forma effect rather than pro forma financial statements. In
        your discussion, please address the impact of both the minimum and maximum
        estimated proceeds.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Staff Attorney